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                                                                     EXHIBIT 4.4

                                 LOAN AGREEMENT

                                     between

                          BANCO DE LA NACION ARGENTINA

       In its capacity as Trustee of the Fondo Fiduciario de Asistencia a Entidades Financieras y de Seguros [Trust Fund for Assistance to Financial
                      Institutions and Insurance Companies]

                                       and

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

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                                 LOAN AGREEMENT

This agreement is entered into in the CITY OF BUENOS AIRES, on April 30, 2002 between BANCO DE LA NACION ARGENTINA, in its capacity as trustee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies created by Decree No. 342/2000 and extended by Decree No. 465/2002, both issued by the National Executive Branch, having its place of business at Bartolome Mitre 326, City of Buenos Aires (hereinafter the "TRUSTEE"), herein represented by Mr. Mario Carlos Bonino, and the financial institution BANCO DE GALICIA Y BUENOS AIRES S.A., establishing domicile for the purposes hereof at Tte. Gral Peron 407, City of Buenos Aires (hereinafter the "BANK"), herein represented by Guillermo Juan Pando and Eduardo Antonio Fanciulli, in their capacities as attorneys-in-fact.

WHEREAS

1. On February 22, 2002, the Argentine Central Bank ordered the restructuring of the BANK in the terms of section 35 bis of the Financial Institutions Law, in order to protect the interests of depositors.

2. On February 28, 2002, the BANK requested the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies to extend the assistance originally requested on December 12, 2001, in order to build a solid capitalization and liquidity base within the restructuring process undertaken by the company in terms of liquidity and solvency.

2. On March 21, 2002, the BANK filed the so called Galicia Capitalization and Liquidity Plan [Plan Galicia de Capitalizacion y Liquidez] (the "Restructuring Plan") with the Argentine Central Bank ("BCRA").

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3.   The Steering Committee of the Trust Fund for Assistance to Financial
     Institutions and Insurance Companies resolved at its meetings held on March 14, 2002, April 10, 2002 and April 22, 2002 to grant the BANK under the terms and conditions hereof, a loan in US Dollars equivalent to AR $100,000,000 (Argentine Pesos One Hundred Million), establishing that the loan was to be denominated in US Dollars as the obligations of the Trust Fund for Assistance to Financial Institutions and Insurance Companies with the International Bank for Reconstruction and Development were denominated in such currency.

THEREFORE, the parties have agreed to enter this Loan Agreement subject to the following terms and conditions:

ONE

a) The TRUSTEE shall lend the BANK an amount in US Dollars equivalent to AR $100,000,000 (Argentine Pesos One Hundred Million) (such US Dollar amount shall be hereinafter referred to as the "Loan") at the reference exchange rate disclosed by the BCRA on the exchange business day immediately preceding the date of disbursement. The BANK shall use the Loan to strengthen its liquidity position.

b) The actual disbursement on the Loan shall be subject to the fulfillment, at the entire satisfaction of the TRUSTEE, of the following conditions precedent, including delivery to the TRUSTEE of supporting documents evidencing such compliance in a manner satisfactory to it:

         (i) That the BCRA shall have approved the Restructuring Plan. The BANK must evidence such approval with a certified copy of the relevant BCRA resolution.

         (ii) That the following financial assistance contemplated in the Restructuring Plan shall have been granted: Cash contributions made by financial institutions and SEDESA in an aggregate amount of AR $ 400,000,000 (Argentine Pesos Four Hundred

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Million), and Loan Agreement with SEDESA for AR $ 200,000,000 (Argentine Pesos
Two Hundred Million). The BANK must evidence the fulfillment of this condition with a certified copy of the documents whereby the aforesaid assistance is implemented.

         (iii) That the guarantees referred to in Section Three (the "Guarantees") shall have been duly executed and all registrations and filings with, and consents from, any applicable governmental entities, agencies and officers, and third parties shall have been made or obtained when so necessary and/or convenient for the execution and/or enforcement of the Guarantees granted hereunder, and for the validity, applicability and/or enforcement thereof.

         (iv) That the BCRA shall have authorized the BANK to furnish any and all the Guarantees, pursuant to the provisions of section 28 of the Financial Companies Law, which authorization must be evidenced by the BANK with a certified copy of the relevant BCRA resolution.

c) The TRUSTEE shall discharge its obligation by depositing the US Dollar amount of the Loan in the account specified by the BANK with its New York Branch, or else by depositing the amount of AR $100,000,000 (Argentine Pesos One Hundred Million) equivalent to the US Dollar amount of the Loan, in Buenos Aires, in the account specified by the BANK and as instructed by the BANK to the TRUSTEE. Such deposit shall be made exclusively upon: (i) surrender to the TRUSTEE of a promissory note in the form of Exhibit I, signed in the name and on behalf of the BANK by the BANK's attorneys-in-fact with sufficient powers to such effect, for an amount in US Dollars equivalent to that of the Loan; and (ii) the issuance by the BANK of an acknowledgment of receipt in the form of Exhibit II.

TWO

The BANK agrees to repay the aggregate amount of the Loan in four consecutive equal semiannual installments, the first one due 18 (eighteen) months after the date of

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disbursement. This means that each installment shall be equivalent to one-fourth of the Loan.

If any date of principal payment falls on a non-business day, such payment may be made on the immediately following business day, and no additional interest shall be charged for such additional non-business days, except in case of the last payment period, where interest shall accrue up to the date of actual payment.

The BANK is permitted to make prepayments of this loan.

THREE

In order to secure the obligations assumed before the TRUSTEE under this Agreement, prior to the disbursement of the Loan, the BANK will assign to the TRUSTEE in trust the rights arising from its participation in the 2008 Global fixed rate Secured Loans due on December 19, 2011 granted pursuant to provisions of Decree No. 1387/2001 and related ones.

The outstanding principal amount of the Secured Loans assigned in trust must be at least AR $125,000,000 (Argentine Pesos One Hundred and Twenty-five Million) on the assignment date.

Without prejudice to the foregoing, after the trust assignment is made, the value in pesos of the outstanding principal amount of the Secured Loans assigned in trust, plus the moneys held by the trustee under the Trust Assignment, on account of principal and interest paid on the Secured Loans assigned in trust, must at all times be not less than the Peso equivalent of the amount of the Loan plus the interest accrued thereon, at to the rate indicated in Section FIVE plus a 20% (twenty per cent) margin [aforo]. The TRUSTEE shall verify compliance with this ratio every calendar month and, if such ratio is not met at any time or if the TRUSTEE reasonably determines in good faith that it is convenient to furnish additional guaranties in order to secure the rights arising from

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the Documents, and exclusively for such purposes, the TRUSTEE may request the
BANK to furnish new guarantees to the satisfaction of the TRUSTEE, and the BANK agrees to perform at all times all necessary acts - including the execution of documents and all steps as may be necessary - to create and perfect such guarantees. It is expressly stated that the provisions of Section TEN will apply in case the BANK fails to perform this obligation.

FOUR

Interest will accrue on the outstanding principal of the Loan at 180 (one hundred and eighty)-day LIBOR plus 4 (four) per cent per annum and will be payable semiannually in arrears. "LIBOR" means the London Interbank Offered Rate for Eurodollar deposits. If at the time of determining the interest rate appertaining to any interest period, the resulting amount of LIBOR plus 4 (four) points were lower than 8.07% (eight point zero seven per cent) per annum, interest shall accrue on the Loan during such period at a fixed rate of 8.07% (eight point zero seven per cent) per annum. The LIBO rate shall be determined by the New York Branch of Banco de la Nacion Argentina, 5 (five)-bank business days before the commencement of each semiannual period. Interest shall be paid semiannually, with the first installment being due on the date of the initial disbursement.

If any date of interest payment falls on a non-business day, such payment may be made on the immediately following business day, and no additional interest shall be charged for such additional non-business days, except in case of the last installment. Interest shall be calculated upon the basis of the days effectively elapsed.

For each interest period and once the relevant interest rate has been calculated in the manner described in the first part of this section FOUR, the TRUSTEE may, at its exclusive discretion, request the BANK to issue a promissory note in US Dollars for to the interest payable at the end of such period. The BANK's refusal or failure to provide an answer, within a term of five days as from the date it is given due notice by the

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TRUSTEE of its request for promissory note, shall trigger the application of the provisions of section TEN.

FIVE

The BANK shall make all principal, interest and other payments due and payable hereunder, in New York, in US Dollars, in the account specified by the TRUSTEE. However, as prescribed in section 643 and related provisions of the Civil Code (on optional obligations), the BANK may, at its exclusive discretion, discharge its obligation by paying in Buenos Aires, in the account specified by the TRUSTEE, an amount in pesos equivalent to the amount owed in US Dollars, calculated at the reference US Dollar exchange rate disclosed by the BCRA for the business day immediately preceding each payment date; and, if there is no such reference exchange rate, at the sale exchange rate US Dollar / Argentine Peso in New York or Montevideo, whichever the higher, at the end of operations on the business day immediately preceding each payment date. The Parties represent that, in spite of the fact that these are optional obligations, section 647 of the Civil Code shall under no circumstances apply, and therefore, if due to regulatory matters, the BANK is prevented or impaired from making any payment in US Dollars in New York, the TRUSTEE may demand payment in Buenos Aires, in the account specified by the TRUSTEE, of an amount in Pesos equivalent to the amount owed in US Dollars, at the reference US Dollar exchange rate disclosed by the BCRA for the business day immediately preceding each payment date; and if there is no such reference exchange rate, at the sale exchange rate US Dollar / Argentine Peso in New York or Montevideo, whichever the higher, at the end of operations on the business day immediately preceding each payment date.

SIX

The BANK shall automatically be considered to be in default of its obligations hereunder, upon the mere expiration of the terms or the occurrence of the events

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indicated in section TEN hereof, without need of any judicial or extrajudicial notice and, upon such default, the TRUSTEE shall be entitled to demand full payment of all amounts due, pursuant to the provisions of the aforesaid section. In case of default in the payment of principal and/or interest and/or any other amount due in connection with this agreement, in addition to the agreed upon interest, a default interest will be charged at rate equivalent to times two and a half the interest agreed in section FOUR.

SIX

The BANK represents and warrants that:

a) It is a company duly incorporated under the applicable laws, it has the necessary corporate power and authority to enter into its obligations under this Agreement and has obtained all authorizations, permits, consents and approvals required to such effect, and there is no legal or regulatory provision or restriction under a contract or the bylaws that may anyhow affect the execution or performance of this Agreement;

b)   Its obligations hereunder are valid and enforceable;

c) The financial statements as September 30, 2001 audited by Harteneck, Lopez & Cia. and the other information furnished in due time to the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies and to the BCRA for the pertinent credit analysis, present fairly the financial and economic condition of the BANK, and there have been no significant changes in its financial and economic situation as from such date;

d) There are no litigation or contingencies other than those disclosed in the financial statements or duly informed in a written instrument whose receipt was acknowledged by a director of the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies;

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e)   The BANK has paid all applicable taxes, rates and assessments and social security contributions;

f) It is not, by virtue of any contract or obligation of which it is a party or under which it may be bound, or any order, judgment or decree of any court, tribunal or governmental agency, be they national, provincial or municipal, in a position where the enforcement or outcome of any of the foregoing may affect the fulfillment of its obligations hereunder;

g) It is not engaged in any litigation or administrative proceedings in any national, provincial or municipal court or administrative authority, the pendency or outcome of which may affect the fulfillment its obligations hereunder; and

h) To the best of its knowledge, it is not threatened with foreclosure and there is no possibility that the present value of its assets may decrease as a result of any foreclosure or condemnation, in any case in a manner that may adversely affect its financial ability to fulfil its obligations hereunder.

EIGHT

During the life of this agreement, the BANK agrees:

a)   Not to distribute any dividend to its shareholders;

b) Not to acquire any shareholding in other companies or entities, or increase its current shareholdings, in violation of the provisions of Communique "A" 3086 of the BCRA or the communique that may replace or amend it, without the prior authorization of the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies;

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c)   To comply with the minimum capital requirements prescribed by the BCRA plus an additional minimum margin of 10% (ten per cent);

d) To comply with the minimum liquidity requirements or equivalent provisions prescribed by the BCRA for the BANK;

e) Not to engage on its own account or on account of third parties in any commercial, industrial, agricultural or other business;

f) To deliver to the TRUSTEE the quarterly and annual audited balance sheets within five (5) days as from the date they are filed with the BCRA; to deliver on a quarterly basis to the TRUSTEE, together with the aforesaid financial statements, an annual cash flow projection in the manner prescribed by the BCRA regulations. If based on the aforesaid documentation, the TRUSTEE verifies a reduction in the payment capacity as compared to that existing at the execution of this agreement, and such situation remains unvaried during two consecutive quarters prior to the date of the TRUSTEE's analysis of the aforesaid documents, and the projection for the third quarter being analyzed by the TRUSTEE shows the continuance of the downward trend, the TRUSTEE may demand the full payment of all amounts due as of such date;

g) To punctually pay all national, provincial and municipal taxes, rates and assessments imposed on it, both in the country and abroad, and the relevant social security contributions;

h) To maintain margins within the limits set forth in the projections submitted by the BANK, if and always provided the market conditions remain similar to those prevailing at the time of the execution of this agreement. In case of a significant variation of such conditions, the BANK may modify the margins, with the prior written approval of the Steering Committee of the Trust Fund for Assistance to

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     Financial Institutions and Insurance Companies, which approval may not be unreasonably withheld; and

i)   Not to make any capital reduction.

NINE

The Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies shall be at all times entitled to access, and the BANK will immediately permit it to access, to the corporate and accounting books of the BANK, as well as to any information that such Steering Committee may deem necessary at its discretion and it will appoint one or more professionals to carry out such work. The BANK must permit access to the persons appointed by the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies and facilitate them all premises, documentation and elements necessary for the performance of their work. If the BANK fails to comply with the aforementioned obligations, Section TEN on events of default will apply. The information so obtained or disclosed will be confidential and may not be disclosed to third parties; except for the information that for the nature thereof is designed to be of common knowledge and the information required to be disclosed by the BCRA in exercise of its powers.

TEN

The Loan herein agreed shall be terminated without any liability for the TRUSTEE or the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies or its successor, without the BANK being entitled to any claim in this respect against the TRUSTEE or the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies or its successor, with the TRUSTEE, the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies or its successor being released from their

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commitments hereunder, with all obligations that have not been automatically accelerated being accelerated by operation of law, and with the Loan, the interest thereon and any other additional amount becoming immediately due and payable without need of any judicial or extrajudical notice or demand, upon the occurrence of any of the following events:

a) if the BANK fails to comply with: (i) the representations and warranties contained in Section SEVEN or if any such representations and warranties are found to be untrue; (ii) the commitments assumed in Section EIGHT; (iii) any of its obligations hereunder, particularly the payment when due of interest and/or principal, (iv) any of its obligations contemplated in the Guarantee documents; or (v) the use of funds prescribed in Section ONE hereof;

b) if after the execution of this agreement: (i) the BANK goes into liquidation or is dissolved; (ii) its banking license is cancelled by the BCRA; (iii) a substantial part of its assets are condemned, transferred or affected by any restraining order, attachment or precautionary measure and/or (iv) it defaults on its payment obligations with respect to any state-owned or privately owned national or foreign entity, any financial institution or any individual or legal person, in an amount that, individually or together with other unpaid obligations, exceeds US$5,000,000 (United States Dollars Five Million) and such restraining order, attachment or precautionary measure is not lifted within 5
(five) business days after the issuance thereof or such default is not remedied within like term after the BANK is formally made a defaulting debtor;

c) if the BANK pledges or encumbers assets for which the prior authorization of the BCRA is required under Section 28 of Law 21,526, as amended, in favor of other present or future creditors, granting them rights more senior than those of the TRUSTEE, without the authorization of the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies;

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d) if the BANK sells or otherwise transfers its assets for purposes not included within the normal course of business;

e) if any material legal or administrative proceedings that may adversely affect the fulfillment of this loan agreement, are commenced against the BANK; in which case the BANK must inform such circumstance to the TRUSTEE within twenty-four hours after having gained knowledge of it;

f) if the BCRA suspends the BANK or subjects it to a restructuring process within the scope of section 35 bis of the Financial Institutions Law, or a petition is filed with any administrative or judicial court, seeking the liquidation or bankruptcy of the BANK, and such petition is not withdrawn or dismissed within a term of 30 (thirty) days or if the BANK institutes proceedings to be liquidated or seeks any judicial or extrajudicial agreement with its creditors. It is expressly stated that, in connection with the application of this subsection, the BANK's elegibility in the terms of section 35 bis of the Financial Institutions Law that empowers it to continue doing business, shall not be considered as a ground for termination. Without prejudice to this, any subsequent falling of the BANK under any of the provisions of the aforesaid section 35 bis, shall be considered as a ground for termination of this Agreement.

g) if there is any change in the applicable laws or regulations or their implementation or construction, which, at the TRUSTEE's discretion, may render unlawful or extremely burdensome the maintenance of the terms of the Loan for any reason whatsoever;

h) if the BANK fails to comply with any of the obligations set forth in Section FOURTEEN and/or, in general, with any of the obligations set forth in the Documents (as defined in Section FOURTEEN);

i) if the BANK fails to comply with the TRUSTEE's demand to make promissory notes as stated in section FOUR;

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j) if the BANK fails to meet the following goals set forth in the projection submitted by it to the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies -that is attached as Exhibit III and made an integral part hereof:

         (i) Comply with the Minimum Liquidity Requirements or equivalent provisions prescribed by the BCRA for the BANK, and

         (ii) To maintain margins within the limits set forth in the projections submitted by the BANK, if and always provided the market conditions remain similar to those prevailing at the time of the execution of this agreement. In case of a significant variation of such conditions, the BANK may modify the margins, with the prior written approval of the Steering Committee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies, which approval may not be unreasonably withheld.

k) if the assets granted as Guarantee do not provide sufficient security, at the TRUSTEE's discretion, for the BANK's obligations under the Documents, and the BANK fails to replace or strengthen the guarantee or to pay a cash amount equivalent to such impairment, within 7 (seven) days after notice thereof is given by the TRUSTEE;

l) if there are significant changes that adversely affect the financial condition of the BANK.

ELEVEN

The obligations arising from this Agreement must be implemented and the disbursements thereunder must made within a term of 180 days (one hundred and eighty) days counted as from the date the BANK is given notice of the Loan approval by

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the Steering Committee of the Trust Fund for Assistance to Financial
Institutions and Insurance Companies.

TWELVE

The BANK shall pay all national, provincial or municipal taxes, fines, rates, expenses or fees arising out of or in connection with this Agreement, as well as the fees and legal expenses of the TRUSTEE. If the amounts due in the aforesaid respects shall have been determined at the time of the Loan disbursement, they shall be deducted from the amount to be disbursed. The BANK agrees to make the necessary disbursements to make all future payments required under this section, until the full discharge of all obligations arising out or in connection with this Agreement and the guarantees referred to in Section THREE. Together with any interest payment, the BANK shall pay to the TRUSTEE all necessary additional amounts so that it receives the full amount of the agreed upon interest, as if no tax withholding has been made in accordance with the tax laws.

THIRTEEN

No change due to capital increases or reductions, term extensions, loan renewal, payment deferral, alteration of payment terms or otherwise, shall produce a novation, and all guarantees furnished under Section THREE shall continue in full force and effect. It is expressly agreed that, if due to the circumstances of any particular case, a novation is deemed to have existed, all guarantees furnished shall continue in full force and effect, since the TRUSTEE expressly reserves the right to such survival (sections 803 and 804 of the Civil Code).

FOURTEEN

As long as any of BANK's obligations hereunder and under the Guarantee documents (this agreement and the aforesaid documents, hereinafter jointly referred to as the

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"Documents") remain outstanding, the BANK shall have the following obligations with respect to the assigned Secured Loans:

(i) at any time and at its own expense, it must execute and deliver all instruments and documents and take all steps as may be necessary for the perfection and protection of any obligation assumed or deemed to be assumed in the Documents or to permit the TRUSTEE to exercise or enforce any of its rights and claims under the Documents;

(ii) it shall not create or permit the existence of any kind of lien or security on the assigned Secured Loans and/or any other asset furnished as collateral hereunder and/or any kind of lien and/or title restriction thereon, without the prior written consent of the TRUSTEE; and

(iii) lift any attachment or other precautionary measure levied on the assigned Secured Loans in the first procedural opportunity available.

FIFTEEN

In case of any judicial complaint, the parties submit themselves to the jurisdiction of the Federal Courts in Civil and Commercial Matters for the City of Buenos Aires, hereby expressly waiving any other venue or jurisdiction that may correspond, and for such purposes, the BANK establishes domicile at Tte. Gral. Peron 407, City of Buenos Aires, and the TRUSTEE at Bartolome Mitre 326, City de Buenos Aires, where all judicial and extrajudicial notices in connection with this agreement and the loan granted hereunder shall be deemed duly served.

In witness whereof, the Parties sign two counterparts of the same tenor and to only one effect.

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BANK

By:

Name:  Eduardo Antonio Fanciulli                         Guillermo Juan Pando

Title: Attorney-in-fact                                  Attorney-in-fact

TRUSTEE

By:

Name:  Mario Carlos Bonino

Title: Department Manager

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                                    EXHIBIT 1

                             FORM OF PROMISSORY NOTE

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                             FORM OF PROMISSORY NOTE

PROMISSORY NOTE

US$ [amount of the Loan].-______________

(US Dollars [____])

                                                  Buenos Aires, ________________

FOR VALUE RECEIVED, I promise to pay unconditionally AT SIGHT AND WITHOUT PROTEST to, or to the order of, BANCO DE LA NACION ARGENTINA in its capacity as Trustee of the Trust Fund for Assistance to Financial Institutions and Insurance Companies, the amount of US$ [amount of the Loan] (US Dollars [____]). Said payment shall be made exclusively in US Dollars (cash payment in foreign currency clause, third paragraph of section 44, Decree Law 5.965/63) to BANCO DE LA NACION ARGENTINA.

This Promissory Note must be surrendered for payment not later than three years and six months after its date of issuance. The place of payment shall be Tte. Gral. Peron 407, City of Buenos Aires.

The stamp tax as well as any other taxes, rates, fines, charges, expenses and fees arising out or in connection with this Promissory Note shall be borne by BANCO DE GALICIA Y BUENOS AIRES S.A.

BANCO DE GALICIA Y BUENOS AIRES S.A.:

By        _______________

Name

Title

Domicile

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                                   EXHIBIT II

                        FORM OF ACKNOWLEDGMENT OF RECEIPT

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FORM OF ACKNOWLEDGEMENT OF RECEIPT

Buenos Aires,

To: Banco de la Nacion Argentina

Dear Sirs,

BANCO DE GALICIA Y BUENOS AIRES S.A. represents that, in connection with the Loan Agreement dated [____] (the "Agreement") entered into between such bank and the Trustee, as defined therein, it received at its entire satisfaction, the amount of US$ [amount of the Loan] (United States Dollars [____]), [through the deposit of AR $100,000,000 (Argentine Pesos One Hundred Million) that is the peso equivalent to such amount (if applicable)] corresponding to the Loan specified in Section One of the Agreement, the receipt of which is hereby acknowledged.

                      BANCO DE GALICIA Y BUENOS AIRES S.A.

By:

Name:

Title:

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                                   EXHIBIT III

                                BANK PROJECTIONS

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